                                                                      EXHIBIT 99

            CAUTIONARY STATEMENT UNDER THE SAFE HARBOR PROVISIONS OF
              THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

         Lance, Inc. (the Company), from time to time, makes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements, which may be written or oral, reflect expectations of management of the Company at the time such statements are made. The Company is filing this cautionary statement to identify certain important factors that could cause the Company's actual results to differ materially from those in any forward-looking statements made by or on behalf of the Company.

PRICE COMPETITION AND INDUSTRY CONSOLIDATION

         The sales of most of the Company's products are subject to intense competition primarily through discounting and other price cutting techniques by competitors, many of whom are significantly larger and have greater resources than the Company. In addition, there is a continuing consolidation by the major companies in the snack food industry which could increase competition.

RAW MATERIAL COSTS

         The Company's cost of sales can be adversely impacted by changes in the cost of raw materials, principally flour, peanuts and peanut butter. While the Company obtains substantial commitments for the future delivery of certain of its raw materials and engages in limited hedging to reduce the price risk of these raw materials, continuing long-term increases in the costs of raw materials could adversely impact the Company's cost of sales.

EFFECTIVENESS OF SALES AND MARKETING ACTIVITIES

         The Company's plans for profitable sales growth depend upon the ability of the Company to develop and execute effective marketing and sales strategies for its products and to revitalize its direct-store-delivery (DSD) system. Because a majority of the Company's products are marketed and distributed through the DSD system, the revitalization of the DSD system as a cost effective sales and distribution system is essential to profitable sales growth. Efforts to generate profitable sales growth and to revitalize the DSD system have resulted in increases in selling, marketing and delivery costs. There is no assurance that these investments in sales, marketing and delivery efforts and the DSD system will generate profitable sales growth.

OPERATION OF A LEVERAGED BUSINESS

         Until April 1999, the Company had funded its needs for capital expenditures, cash dividends and stock repurchases through cash from operations and investments. As a result of acquisitions and continuing capital expenditure requirements, future liquidity needs will be funded through operations and, possibly, increased borrowings. The effects of a leveraged business could have an adverse impact upon the Company's financial condition and results of operations.

         There are other important factors not described above that could also cause actual results to differ materially from those in any forward-looking statement made by or on behalf of the Company.